NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of First Majestic Silver Corp. (the "Company") will be held at Terminal City Club, 837 Hastings Street, Vancouver, British Columbia, V6C 1B6, on Thursday, May 24, 2012 at 10:00 a.m. (Vancouver time). At the meeting, the shareholders will receive the financial statements for the year ended December 31, 2011, together with the auditor’s report thereon, receive and consider the Report of the directors, and consider resolutions:

1.	To determine the number of directors at seven.

2.	To elect directors.

3.	To appoint Deloitte & Touche LLP, Chartered Accountants, as auditors for the Company to hold office until the next Annual Meeting.

4.	To authorize the directors to fix the remuneration to be paid to the auditors.

5.	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is an Information Circular, form of Proxy, and Financial Statement Request Form.

All shareholders are entitled to attend and vote at the Meeting in person or by proxy. Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, or certification, if appropriate, under which it was signed or a notarially certified copy thereof with the Company's Transfer Agent, Computershare Trust Company of Canada, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the meeting.

DATED at Vancouver, British Columbia, this 20th day of April, 2012.

ON BEHALF OF THE BOARD OF DIRECTORS
OF FIRST MAJESTIC SILVER CORP.

“Keith Neumeyer”

Keith Neumeyer
President and Chief Executive Officer